UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

AdCare Health Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00650W300

(CUSIP Number)

Ephraim Fields

C/O Echo Lake Capital

888 Seventh Avenue, 17th Floor

New York, NY 10019

(212) 251-3381

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 14, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip Number: 00650W300	Schedule 13D	Page 2 of 6

1. Names of Reporting Persons.
Ephraim Fields
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
657,407 (including 67,400 underlying sold-short put options)

8. Shared Voting Power
0

9. Sole Dispositive Power
657,407 (including 67,400 underlying sold-short put options)

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
657,407 (including 67,400 underlying sold-short put options)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
3.3%
14. Type of Reporting Person
IN

Cusip Number: 00650W300	Schedule 13D	Page 3 of 6

ITEM 1. SECURITY AND ISSUER

The class of equity to which this statement relates is the common stock $0.001 par value (the "Common Stock") of Adcare Health Systems, Inc. (the "Company" or “Issuer”), which has its principal executive offices at:

1145 Hembree Road

Roswell, GA 30076

ITEM 2. IDENTITY AND BACKGROUND

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a) Name; Ephraim Fields (the “Reporting Person”)

(b) Residence or business address; C/O Echo Lake Capital, 888 Seventh Avenue, 17th Floor, NY, NY 10019

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; Investor

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case; NO

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and NO

(f) Citizenship. USA

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date of this filing, Ephraim Fields had invested $2,608,942 (including brokerage commissions) to purchase 590,007 shares of Common Stock of the issuer. The aggregate purchase price of the 67,400 shares of Common Stock underlying certain sold-short put options that may be deemed to be beneficially owned by Mr. Fields is approximately $143,122 assuming all such shares are purchased by Mr. Fields. The aggregate purchase price of the 70,000 shares of Common Stock underlying certain call options owned by Mr. Fields is approximately $263,900 assuming all such shares are purchased by Mr. Fields. In addition, Mr. Fields purchased 60,488 shares of Preferred Stock for $1,153,604 (including brokerage commissions). The source of all these funds was personal investment capital.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person purchased the Common Stock for investment purposes. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of shares at prices that would make the purchase or sale of Common Stock desirable, each Reporting Person may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable. Each Reporting Person may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Person may deem advisable.

Cusip Number: 00650W300	Schedule 13D	Page 4 of 6

Except to the extent discussed herein, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Each Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, continuing to engage in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Person’s investment, making other proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure or operations of the Issuer, purchasing additional shares, selling some or all of its shares, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, or changing its intention with respect to any and all matters referred to in Item 4.

On March 14, 2016, Ephraim Fields submitted a letter to the Board of Directors of the Issuer. A copy of this letter is attached as 99.1 hereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) Ephraim Fields beneficially owns in the aggregate 657,407 shares of Common Stock (including 67,400 Shares underlying certain sold-short put options), which represents approximately 3.3% of the Company’s outstanding shares of Common Stock. The percentage ownership of shares of Common Stock set forth in this Statement is based on 19,902,283 shares of Common Stock issued and outstanding as of October 31, 2015 as reported in the Company’s Form 10-Q filed with the SEC on November 16, 2015.

Ephraim Fields has the sole power to vote or to direct the voting of all such shares described herein. Mr. Fields has the sole power to dispose or direct the disposition of all such shares described herein. Mr. Fields does not have shared power to vote or to direct the vote of any such shares described herein, and does not have shared power to dispose or direct the disposition of any such shares described herein.

(c) Ephraim Fields effected the following transactions in shares of Common Stock during the past 60 days:

	Shares	Price
Date	Bought/(Sold)	Per Share
1/14/2016	34,500	$ 1.98
1/19/2016	2,800	$ 2.08
1/20/2016	1,426	$ 1.99
1/20/2016	274	$ 1.98
1/21/2016	200	$ 2.00
1/21/2016	9,800	$ 2.00
1/21/2016	4,000	$ 2.00
1/21/2016	6,000	$ 2.02
1/22/2016	15,000	$ 2.00
1/25/2016	1,000	$ 1.91
1/25/2016	100	$ 1.91
1/25/2016	200	$ 1.91
1/25/2016	600	$ 1.90
1/26/2016	(5,200)	$ 2.02
1/26/2016	(3,000)	$ 2.02
1/27/2016	5,000	$ 2.06
2/4/2016	(41,900)	$ 2.16
2/5/2016	(88,237)	$ 2.19
2/8/2016	10,400	$ 2.06
2/11/2016	19,500	$ 1.93
2/18/2016	19,900	$ 2.20
2/23/2016	1,150	$ 2.18
2/26/2016	33,178	$ 2.20
2/29/2016	15,395	$ 2.20
3/1/2016	100	$ 2.15
3/7/2016	(3,000)	$ 2.25
3/8/2016	7,308	$ 2.19

Cusip Number: 00650W300	Schedule 13D	Page 5 of 6

(d) No person other than Ephraim Fields is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Ephraim Fields has sold short in the over the counter market American-style put options referencing 60,000 shares which have an exercise price of $2.50 per share and expire on June 17, 2016. Ephraim Fields has sold short in the over the counter market American-style put options referencing 7,400 shares which have an exercise price of $5.00 per share and expire on March 18, 2016. Ephraim Fields has purchased in the over the counter market American-style call options referencing 70,000 shares which have an exercise price of $2.50 per share and expire on March 18, 2016.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

Exhibit 99.1	Letter to the Board Dated March 14, 2016

Cusip Number: 00650W300	Schedule 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 14, 2016

Date

/s/ Ephraim Fields

Signature

Ephraim Fields

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.